UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

12 November 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP

Exchange release

12 November 2026

BHP Chief Financial Officer

BHP announces the appointment of Adrian Wood as Chief Financial Officer (CFO) of BHP Group Limited effective 17 February 2027.

Adrian succeeds Vandita Pant, who will step down as CFO following release of BHP’s half year results on 16 February 2027 and will remain with BHP to provide transition support until 29 March 2027.

BHP Chief Executive Officer, Brandon Craig said:

“Adrian has a strong track record of financial management, strategic thinking and commercial capability. His appointment ensures that we continue to build organisational capacity, with the right mix of skills, experience and perspectives to deliver BHP’s strategy. I look forward to welcoming Adrian to the Executive Leadership Team.

I would also like to thank Vandita on behalf of employees across BHP, the Executive Leadership Team, the Board and our shareholders for her significant commitment and contribution to BHP over the past 10 years and wish her success for the future. Vandita joined BHP in 2016 as Group Treasurer and Head of Europe and was appointed Chief Commercial Officer in 2019. She has made an outstanding contribution in multiple senior financial and commercial roles across BHP and during her time as CFO, Vandita has continued to strengthen our approach to capital allocation. This discipline and financial rigour in decision-making has enabled BHP to deliver healthy shareholder returns, invest in future growth and has put us in a strong position for the future.”

Chief Financial Officer appointment

Adrian Wood has been appointed CFO effective 17 February 2027. Adrian joined BHP in 2015 and is currently Vice President Projects, Minerals Australia. He has previously held roles as Vice President Finance, Minerals Australia and as Group Investor Relations Officer of BHP. Adrian has more than 25 years’ experience across investment banking and corporate roles in Australia and the United Kingdom, including at UBS in London and Macquarie Group. Adrian brings strong finance, commercial, strategy and leadership experience to the role.

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Gabrielle Notley +61 411 071 715	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Sinead Keller +44 7816 826 169	Europe, Middle East and Africa Adam Sanderson +44 7884 735 515

Americas Renata Fernandez +56 9 8229 5357	Americas Li Hua +1 647 828 9830

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: November 12, 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary